SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               TRIDEX CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    895906105
                                 (CUSIP Number)


                                 Seth M. Lukash
                             c/o Tridex Corporation
                                 61 Wilton Road
                               Westport, CT 06880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 14, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder for this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895906105

1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only): Seth M. Lukash

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A
     (b)  N/A

3)   SEC Use Only

4)   Source of Funds: PF and SC.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6)   Citizenship or Place of Organization: USA

Number of       7)  Sole Voting Power:  549,371 Common Shares
Shares          8)  Shared Voting Power: 2,800 Common Shares (owned jointly with
Beneficially        Gayle L. Smithson)
Owned by        9)  Sole Dispositive Power: 549,371 Common Shares
Each Reporting  10) Shared  Dispositive  Power:    2,800  Common  Shares  (owned
Person              jointly with Gayle L. Smithson)

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 552,171 Common Shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A

13)  Percent of Class Represented by Amount in Row (11): 8.7%

14)  Type of Reporting Person: IN

Item 1.   Security and Issuer

     a) The title of the class of equity securities to which this statement relates is Common Stock.

     b) The name and address of the principal executive officers of the issuer of such securities is: Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880.

Item 2.    Identity and Background

     a)   Seth M. Lukash

     b)   c/o Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

     c) President, Chief Executive Officer and Chairman, Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

     d) During the last five years, I have not been convicted in a criminal proceeding.

     e) During the last five years, I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and I am not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     f)   U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration.

     Of the 552,171 shares owned by the reporting person, 100,552 were acquired by gift and the balance were purchased, by the exercise of options or warrants on dates from before 1991 through March 14, 1997. On March 14, 1997, the reporting person exercised options and warrants to acquire 105,000 shares for an aggregate price of $801,375. As discussed in the Proxy Statement of the issuer dated April 16, 1997, on March 14, 1997 the issuer accepted a note in the amount of $801,375 from the reporting person in payment of the exercise price of such options and warrants. The note is a full recourse note, due June 30, 1999, bearing interest payable quarterly at 7.577%, and secured by a pledge of shares of common stock of TransAct Technologies Incorporated and the issuer. The reporting person has disclosed transactions in the issuer's securities on Form 4 filings.

Item 4.   The Purpose of Transaction

     The reporting person, who serves as President, Chief Executive Officer and Chairman of the issuer, has acquired the shares over time as an investment. The reporting person has no plans, in his capacity as an individual investor, which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those numerated above.

     In his capacity as a director and officer of the issuer, the reporting person may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the issuer as required under applicable law. The reporting person has no such plans in his capacity as an investor.

Item 5.   Interest in Securities of the issuer

     a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by me are as follows:
          552,171 shares, consisting of 517,050 shares owned of record by the reporting person, 5,655 shares owned by an IRA for the benefit of the reporting person and 26,666 shares subject to a vested option from the issuer to purchase shares at $3.0938 per share. In addition, the reporting person owns 2,800 shares of record jointly with Gayle L. Smithson. The aggregate number of shares owned, 552,171, represents approximately 8.7% of the outstanding shares of the issuer.

     b) The reporting person shares voting and dispositive power over 2,800 shares with Gayle L. Smithson.

     c)   N/A

     d) The reporting person shares voting and dispositive power over 2,800 shares with Gayle L. Smithson. No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sales of the remainder of the shares of the issuer's common stock owned by the reporting person.

     e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than stock options granted to the reporting person under the issuer's incentive plans generally applicable to employees, and the pledge of stock of the issuer described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among myself and any person(s) with respect to any securities of the issuer, including but not limited to transfer of voting of any of the securities, put or calls, guarantees of profits, division of profits or loss, contracts, arrangements, understandings or relationships have been entered into, and this includes such information for any of the securities that are pledged or otherwise subject to contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

     1. Promissory Note of the reporting person to the issuer, originally dated March 14, 1997 and amended as of July 1, 1998.

     2. Pledge Agreement from the reporting person to the issuer dated March 14, 1997.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 1, 1999                             /s/Seth M. Lukash
                                                -------------------------------
                                 Seth M. Lukash

                                                                       EXHIBIT 1
                                    TERM NOTE

$801,375.00                                                       March 14, 1997
                                                    (amended as of July 1, 1998)

For value received, Seth M. Lukash (the "Borrower"), with a residence at 404 Harvest Commons, Westport, CT 06880, promises to pay to Tridex Corporation, a Connecticut corporation with an executive office at 61 Wilton Road, Westport, CT 06880 ("Lender"), or order, the principal amount of eight hundred one thousand three hundred seventy five ($801,375.00) Dollars (the "Loan Amount") on or before June 30, 1999 (the "Maturity Date"). This Note shall be repaid as follows: Borrower shall make quarterly payments in arrears consisting of interest-only to the Lender commencing on September 30, 1998, December 31, 1998, March 31, 1999 and June 30, 1999. Interest on the unpaid principal balance of this Note shall accrue at a per quarter rate equal to 7.577%. The entire principal balance, together with all unpaid interest, fees, expenses and other charges, if not sooner paid, shall in any event be paid on the Maturity Date.

     Principal and interest shall be payable at Lender's executive office as noted above, in lawful money of the United States of America without set-off, deduction or counterclaim. Interest shall be calculated on the basis of actual days elapsed and a 360-day year. This Note may be prepaid without penalty in whole or in increments of at least $1,000.00 on prior written notice to the Lender.

     This Note is secured by a pledge under a Pledge and Security Agreement between the Borrower and the Lender of even date herewith (the "Pledge Agreement"). If the value, based on the average closing sale price for the last ten (10) trading days (the "Collateral Value"), of the stock pledged under the Pledge Agreement is at any time less than two times the sum of the outstanding principal amount plus interest accrued under this Note, the Borrower shall, within ten (10) days of receipt of a written request from the Lender, pay an amount sufficient to reduce the sum of the principal amount which remains outstanding plus interest, so that the Collateral Value is not less than two times such sum.

     At the option of the holder, this Note shall become immediately due and payable without notice or demand upon the occurrence at any time of any of the following events of default: (1) the death of the Borrower; (2) failure by the Borrower to pay in full and when due any amount of principal or interest when due under the Note; (3) if the Borrower is no longer employed by either the
Lender, TransAct Technologies Incorporated or a consolidated subsidiary of either of them; (4) a petition or application by or against the Borrower for the appointment of a trustee or receiver of the estate or assets, or of any substantial portion of the estate or assets of the Borrower; (5) the commencement of any proceedings relating to the Borrower under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, and such proceedings shall not have been dismissed within sixty (60) days thereafter; or (6) failure by the Borrower to perform, observe or comply with any of the covenants, agreements, terms or conditions set forth (i) in this Note (other than payment), (ii) in the Pledge Agreement (including, but not limited to, Section 6 regarding maintenance of adequate collateral), or (iii) in any other loan documents or instruments executed in connection herewith, which failure continues without cure for thirty
(30) days.

     Any payments received by the Lender on account of this Note prior to demand shall be applied first to any costs, expenses or charges then owed to the Lender by the Borrower, second to accrued and unpaid interest, and third to the unpaid principal balance hereof. Any payments so received after demand shall be applied in such manner as the Lender may determine.

     Any and all cash, securities, instruments or other property at any time due to the Borrower from the Lender shall at all times constitute security for all of the liabilities and obligations of the Borrower to the Lender under this Note or the Pledge Agreement and may be applied or set-off against such liabilities and obligations, at any time, whether or not such are then due, whether or not demand has been made and whether or not other collateral is then available to the Lender.

     No delay or omission on the part of the holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The Borrower and every other maker and every endorser or guarantor of this Note, regardless of the time, order or place of signing, waives presentment, demand, protest and notices of every kind and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

     The Borrower, and each endorser and guarantor of this Note, shall indemnify, defend, and hold the Lender and its directors, officers, employees, agents and attorneys harmless against any claim brought or threatened against the Lender by the Borrower, by any endorser or guarantor, or by any other person (as well as from reasonable attorneys' fees and expenses in connection therewith) on account of the Lender's relationship with the Borrower or any endorser or guarantor hereof (each of which may be defended, compromised, settled or pursued by the Lender with counsel of the Lender's selection, but at the expense of the Borrower and any endorser and/or guarantor).

     The Borrower and each endorser and guarantor of this Note agree to pay, upon demand, costs of collection of the principal of and interest on this Note, including without limitation reasonable attorneys' fees. Upon default, interest shall accrue at a rate per annum equal to eighteen (18%) percent. If any payment due under this Note is unpaid for ten (10) days or more after the due date thereof, the Borrower shall pay, in addition to any other sums due under this Note (and without limiting the holder's other remedies on account thereof), a late charge equal to five (5%) percent of the amount of such payment.

     This Note shall be binding upon the Borrower and each endorser and guarantor hereof and upon their respective heirs, successors, assigns, and representatives, and shall inure to the benefit of the Lender and its successors, endorsees, and assigns.

     A photographic or other reproduction of this Note may be made by the Lender, and any such reproduction shall be admissible in evidence with the same effect of the original itself in any judicial or administrative proceeding whether or not the original is in existence.

     This Note is delivered to the Lender at its office in Connecticut, shall be governed by the laws of Connecticut, and shall take effect as a sealed instrument.

     Borrower, and each endorser and guarantor of this Note each irrevocably submits to the non-exclusive jurisdiction of any federal or state court sitting in Connecticut over any suit, action or proceeding arising out of or relating to this Agreement. Each Borrower, endorser or guarantor, irrevocably waives, to the fullest extent it may effectively do so under applicable law, any objection it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that the same has been brought in an inconvenient forum. Each Borrower, endorser or guarantor irrevocably appoints the Secretary of State of Connecticut as its authorized agent to accept and acknowledge on its behalf any and all process which may be served in any such suit, action or proceeding, consents to such process being served either (i) by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to such Borrower's, endorser's or guarantor's address shown below or as notified to the Lender and (ii) by serving the same upon such agent and agrees that such service shall in every respect be deemed effective service upon such Borrower, endorser or guarantor.

     EACH BORROWER, ENDORSER AND GUARANTOR AND LENDER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, AND AFTER AN OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL, WAIVES ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING IN CONNECTION WITH THIS NOTE, THE OBLIGATIONS, IN ALL MATTERS CONTEMPLATED HEREBY AND DOCUMENTS EXECUTED IN CONNECTION HEREWITH. EACH BORROWER, ENDORSER AND GUARANTOR CERTIFIES THAT NEITHER THE LENDER NOR ANY OF ITS REPRESENTATIVES, AGENTS OR COUNSEL HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE LENDER WOULD NOT IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO TRIAL BY JURY.

     THIS LOAN IS PAYABLE IN FULL AT MATURITY. BORROWER MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THE LOAN AND UNPAID INTEREST THEN DUE.

     EXECUTED as an instrument under seal as of the day first written above.


WITNESS: /s/George T. Crandall                 BORROWER:     /s/ Seth M. Lukash
            George T. Crandall                                   Seth M. Lukash

                                                                       EXHIBIT 2
                          PLEDGE AND SECURITY AGREEMENT

     This Pledge and Security Agreement (the "Agreement") dated as of this 14th day of March 1997, between Seth M. Lukash, with a residence at 404 Harvest Commons, Westport, CT 06880 (the "Pledgor") and Tridex Corporation, a Connecticut corporation with an executive office at 61 Wilton Road, Westport, CT 06880 (the "Pledgee").

     For value received, to induce Pledgee to make a certain loan of $801,375.00 (the "Loan") to the Pledgor and to secure the payment of a certain Term Note (the "Note") of even date herewith evidencing the Loan in the original principal amount of $801,375.00, and to secure ful1 payment and performance of all covenants and agreements of the Pledgor under the Note and any other documents executed in conjunction with the Loan (the "Loan Documents"), and for other good and valuable consideration, the receipt and delivery of which is hereby acknowledged, Pledgor hereby assigns, transfers, delivers, and pledges to the Pledgee, and hereby grants to the Pledgee, a continuing security interest in any and all of the Pledgor's present and future right, title and interest in the shares of common stock of Pledgee, as more particularly described in Exhibit A (the "Stock"), together with all accounts, contract rights, general intangibles and any and all other rights to receive sums of money or benefits therefrom, whether denominated fees, interest, dividends, reimbursements, advances or otherwise, and any and all cash dividends, stock dividends, distributions and proceeds of the same derived therefrom and any and all personal property purchased with the cash proceeds thereof (collectively, the "Collateral"). After an Event of Default (as hereinafter defined), the Pledgee may transfer the Collateral into its name or that of its nominee and may receive the income and any distribution thereon and hold the same as security for the full payment and performance of obligations due and owing under the Loan and the Note (the "Obligations").

     This Agreement shall terminate and the Collateral be returned to Pledgor upon the satisfaction of all obligations under the Note.

     Pledgor shall deliver to Pledgee any amendments to this Agreement or to the foregoing or additional security instruments executed in connection therewith or required to protect the Pledgee's security interest therein.

     The occurrence of any one or more of the following events shall be an event of default (an "Event of Default") hereunder: (i) the death of the Pledgor; (ii) an event of default in the payment or performance of any of the Obligations;
(iii) the occurrence of any event or default under or breach by the Pledgor of any term or condition hereunder or under the Obligations or any other agreement securing the Obligations or related hereto between the Pledgee and the Pledgor;
(iv) the Pledgor making any representation or warranty or furnishing any writing in connection with or pursuant to the Obligations that is false in any material respect with respect to the Pledgor on the date as of which made and has not been cured; (v) an assignment by the Pledgor for the benefit of creditors; (vi) a petition or application by the Pledgor to any tribunal for the appointment of a trustee or receiver of the estate or assets or of any substantial portion of the estate or assets of the Pledgor, or commencement of any proceedings relating to the Pledgor under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect; or (vii) such a petition or application being filed or any such proceedings are commenced against the Pledgor and the Pledgor by any act indicates its approval thereof, consent thereto, or acquiescence therein, or any order is entered appointing any such trustee or receiver, or declaring the Pledgor bankrupt or insolvent, or approving the petition in any such proceedings, but only if not dismissed within sixty (60) days of filing (an "Event of Default").

     Upon the occurrence of an Event of Default under this Agreement, without any demand or notice, except as may be required by applicable law, the Pledgee may declare all obligations secured hereby immediately due and payable and Pledgee may set-off the Collateral against the Obligations, sell or otherwise dispose of and deal with any or all of the Collateral and may exercise any and all rights and remedies accorded to it by Article 9 of the Connecticut Uniform Commercial Code, as amended from time to time, or otherwise accorded by law, all as the Pledgee or any authorized person acting for it may determine, including, without limitation of the foregoing, bidding and/or becoming purchaser at any public sale, free from any right of redemption, which the Pledgor hereby waives and releases, and no purchaser shall be responsible for the application of the purchase money. Without limiting the Pledgee's right to dispose of the Collateral in any other commercially reasonable manner, Pledgor further agrees that a sale at public auction, if required by law or otherwise elected by Pledgor, would be a commercially reasonable sale. The Pledgor agrees that five
(5) days' notice of such sale will be deemed reasonable, if any is required.

     Prior to any Event of Default, the Pledgor shall be entitled to exercise all voting powers pertaining to the Collateral for all purposes, but in a manner which is not inconsistent with the provisions of this Agreement or any other agreement, instrument or document evidencing or relating to any Obligation, and the Pledgee shall execute or cause to be executed from time to time, at the expense of the Pledgor, such proxies or other instruments as shall be reasonably requested in writing by the Pledgor to enable the Pledgor to exercise such voting power.

     If upon the dissolution or liquidation (in whole or in part) of the issuer of any Collateral, any sum is paid as a liquidating dividend or otherwise on or with respect to any Collateral, or if any sum is paid on account of the principal of any Collateral, such sum shall be paid to the Pledgee to be held by it as Collateral hereunder or applied to Obligations whether or not due, in such order and in such amounts as the Pledgee may elect. If any stock dividend is declared on any Collateral or any shares of stock or fractions thereof are issued pursuant to any so-called "stock split" involving any Collateral, or if any distribution of capital is made on any Collateral or if any shares of stock, obligations or other property are distributed on or with respect to the Collateral (including, but not limited to the distribution of shares of common stock of TransAct Technologies Incorporated scheduled for March 31, 1997), whether on account of recapitalization, bankruptcy, reorganization, merger or consolidation of the issuer, or otherwise, the shares of stock, obligations or other property so distributed shall be delivered to the Pledgee to be held by it as Collateral hereunder, and all of the foregoing which are securities or instruments shall constitute Collateral for all purposes hereof. All securities or other property so distributed shall be paid or delivered to the Pledgee to be held or applied by the Pledgee as Collateral or to be applied to the Obligations when due, in such order and in such amounts as the Pledgee may elect.

     Upon and after an Event of Default (unless the same is previously cured), the Pledgee shall be entitled to receive and retain as Collateral hereunder or apply to any Obligations any and all dividends and interest at any time declared or paid on the Collateral.

     All payments, shares of stock and other property referred to herein, if received by the Pledgor, shall be delivered by the Pledgor to the Pledgee, immediately upon receipt thereof by the Pledgor (duly endorsed or assigned to the Pledgee as appropriate) in the identical form received by the Pledgor.

     The Pledgee in its sole discretion may apply any and all proceeds of the Collateral, however arising, and other amounts collected or received in the exercise of its rights hereunder to the Obligations, when due, and may exercise said rights without regard to the existence of any other security for any of the Obligations. Except as otherwise provided herein, all monies that the Pledgee shall receive, in accordance with the provisions hereof whether by sale of the Collateral or otherwise, shall be applied in the following manner: first, to the payment of all costs and expenses incurred in connection with the administration and enforcement of, or the preservation of any rights under, this Agreement or any of the reasonable expenses and disbursements of the Pledgee (including, without limitation, the fees and disbursements of its counsel and agents); and second, to the payment of all Obligations.

     The Pledgee at its option, upon an Event of Default, may, but shall have no obligation to do so, demand, sue for, collect, or make any compromise or settlement it deems desirable, with reference to the Collateral. The Pledgee shall have no duty as to collection or protection of any Collateral or any income or distribution thereon nor as to the preservation of any rights including, without limitation, rights against prior parties, beyond reasonable safekeeping of the Collateral in its actual possession.

     Except for notice as provided in the Loan Documents, the Pledgor hereby waives notice of any and all advances, extensions or renewals, and of any Event of Default herein, as well as presentment, demand, notice, and protest as to any and all Obligations including without limitation all obligations of the Pledgor hereunder; and the Pledgor agrees that any Collateral may be exchanged or surrendered from time to time without notice to or further assent from the Pledgor and without in any manner releasing the Pledgee's rights in any other Collateral and the Pledgor hereby waives all suretyship defenses generally.

     No delay or omission by Pledgee in exercising or enforcing any of its rights, powers, privileges, remedies, immunities or discretions hereunder (all of which are hereinafter collectively referred to as the "Pledgee's rights and remedies") shall constitute a waiver thereof; and no waiver by the Pledgee of any Event of Default shall operate as a waiver of any other Event of Default. No term or provisions hereof shall be waived, altered or modified except with the prior written consent of the Pledgee, which consent makes explicit reference to this Agreement. Except as provided in the preceding sentence, no other agreement or transaction of whatsoever nature, entered into between the Pledgee and the Pledgor at any time (whether before, during or after the effective date or term of this Agreement), shall be construed in any particular manner as a waiver, modification or limitation of any of the Pledgee's rights and remedies under this Agreement (nor shall anything in this Agreement be construed as a waiver, modification or limitation of any of the Pledgee's rights and remedies under any such other agreement or transaction), but all of the Pledgee's rights and remedies not only under the provisions of this Agreement but also of any such other agreement or transaction shall be cumulative and not alternative or exclusive, and may be exercised by the Pledgee at such time or times and in such order of preference as the Pledgee in its sole discretion may determine.

     The disposition by the Pledgee of the Collateral in exercising Pledgee's rights and remedies following the occurrence of an Event of Default shall convey to the Pledgee's transferee (or, if the Pledgee retains the Collateral in satisfaction of the obligations, to the Pledgee) all of Pledgee's rights in and to the Collateral. Nothing in this paragraph shall be construed to relieve Pledgor of any contractual undertaking Pledgor may have entered into with the Pledgee hereunder or under any other agreement.

     If any provisions of this Agreement or portion of such provisions or the application thereof to any person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement (or in the remainder of such provision) and the application thereof to other persons or circumstances shall not be affected thereby.

     This Agreement shall create a continuing security interest in the Collateral and be binding upon and inure to the benefit of the Pledgor and the respective heirs, executors, administrators, legal representatives, successors and assigns of the Pledgor and shall remain in full force and effect and the Pledgee shall be entitled to rely thereon, until the Obligations are fully performed and satisfied. Notwithstanding any such termination, the Pledgee shall have a security interest in all Collateral to secure the payment and performance of Obligations arising after such termination as a result of commitments or undertakings made or entered into by the Pledgee prior to such termination. The Pledgee may transfer and assign this Agreement and deliver the Collateral to the assignee, who shall thereupon have all of the rights of the Pledgee; and the Pledgee shall then be relieved and discharged of any responsibility or liability with respect to this Agreement and the Collateral.

     Any notice to the Pledgor under this Agreement shall be sufficient if mailed to the Pledgee by certified or registered mail return receipt requested, addressed to the mailing address specified above and shall be effective five (5) days after receipt by the Pledgor.

     The Pledgor hereby agrees, at its own expense, to execute and deliver, from time to time, any and all further, or other, instruments, and to perform such acts, as the Pledgee may reasonably request to effect the purposes of this Agreement and to secure to the Pledgee the benefits of all rights, authorities and remedies conferred upon the Pledgee by the terms of this Agreement. In the event that at any time hereafter, due to any change in circumstances, including without limitation, any change in any applicable law, or any decision hereafter made by a court construing any applicable law, it is, in the opinion of counsel for the Pledgee, necessary or desirable to file or record this Agreement or any financing statement or other instrument of document respecting this Agreement or the pledge made hereunder, the Pledgor agrees to pay all fees, costs and expenses of such recording or filing and to execute and deliver any instruments that may be necessary or appropriate to make such filing or recording effective. The Pledgee shall have the right to file any such financing statements without the signature of the Pledgor to the extent permitted by applicable law.

     The Pledgee is hereby appointed the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions hereof and taking any action and executing any instruments which the Pledgee may deem necessary or advisable to accomplish the purposes hereof which appointment as attorney-in-fact is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, if any Event of Default shall have occurred, the Pledgee shall have the right and power to receive, endorse and collect all checks made payable to the order of the Pledgor representing any distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

     Pledgor further warrants, represents, covenants and agrees:

     1. Pledgor is the sole legal and equitable owner of the Collateral, free and clear of all liens, encumbrances, pledges and security interests of every kind and nature except as disclosed in writing to Pledgee prior to the date of execution of this Agreement and has full power and authority to execute this Agreement and make the pledge herein provided, and Pledgor warrants and covenants and agrees to defend the Pledgee's rights, title and interest in and to the Collateral against the claims and demands of all persons and entities.

     2. Notwithstanding anything to the contrary contained herein, any dividend (whether in cash, in stock or in kind), distribution or other proceeds issued on or with respect to the Collateral will be forthwith delivered to the Pledgee and may be applied by Pledgee to the Obligations, upon an Event of Default hereunder. The Pledgor shall instruct any registrar or transfer agent of the company issuing any shares included in the Collateral to deliver such dividends, distributions or other proceeds in any form directly to the Pledgee.

     3. So long as this Agreement is in effect, Pledgor shall not, in its capacity as owner of the Collateral or otherwise, pledge, endorse, transfer, sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or create or permit to exist any lien, security interest, or other charge or encumbrance upon or with respect to any of the Collateral, except for the security interest described in this Agreement.

     4. The security interest described in this Agreement represents a valid first lien on and security interest in the Collateral, superior and prior to the rights of all other persons or entities and has been duly authorized by all necessary actions, authorizations or approvals by the appropriate parties, if any.

     5. The Pledgor shall deliver to the Pledgee all certificates or instruments representing or evidencing Collateral in suitable form for transfer or delivery, accompanied by duly-executed instruments of transfer or assignment, with a medallion guarantee of the Pledgor's signature reasonably acceptable to the Pledgee. The Pledgee shall have the right, in its discretion at any time or times, to transfer to or register in the name of the Pledgee or its nominee any or all Collateral not so transferred or registered as provided above.

     6. Pledgor further covenants and agrees to pledge to Pledgee replacement collateral of equal or greater value to the Stock upon thirty (30) days' written notice from Pledgee which notice Pledgee shall be entitled to give in the event that Pledgee becomes aware of (i) its inability to exercise its rights against the Stock without having to comply with regulatory acts; or (2) any impairment to the value of the Stock which causes the value of the Stock (based on the average closing sale price for the last ten (10) trading days) to be less than two times the amount of the Obligations.

     This Agreement is intended to take effect as a sealed instrument, and all transactions hereunder or pursuant hereto shall be governed as to interpretation, validity, effect, rights, duties and remedies of the parties hereinafter and in all other respects by the domestic laws of the State of Connecticut. THE PLEDGOR, AND EACH ENDORSER OF THIS AGREEMENT, SUBMIT TO THE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN CONNECTICUT WITH RESPECT TO THIS AGREEMENT AND ANY COLLATERAL GIVEN TO SECURE THEIR RESPECTIVE OBLIGATIONS TO THE PLEDGEE, OR THEIR RESPECTIVE RELATIONSHIPS WITH THE PLEDGEE AND EXPRESSLY WAIVE ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN SUCH COURTS. THE PLEDGOR HEREBY KNOWINGLY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION BASED HEREIN, OR ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY AGREEMENT TO BE EXECUTED IN CONNECTION HEREWITH, OR OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER WRITTEN OR ORAL) OR ACTIONS OF EITHER PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PLEDGEE TO MAKE THE LOAN.

Executed as an agreement under seal this 14th day of March 1997.


TRIDEX CORPORATION


/s/ George T. Crandall
By: George T. Crandall
Its:  Vice President and Treasurer


Pledgor: /s/ Seth M. Lukash


STATE OF
COUNTY OF

     On this day of March 14, 1997 before me personally appeared Seth M. Lukash, to me known to be the person described in and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

Notary Public: Maureen Kmetz                      My commission expires: 2/98

                                    EXHIBIT A


     105,000 shares of the Common Stock, without par value, of Tridex Corporation, issued or to be issued upon the exercise of certain stock options by the Pledgee funded, all or in part, by the Loan secured by this Pledge and Security Agreement.